

03025153

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K


RECEIVED
JUN 30 2003
SECTION

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to _________

Commission file number 1-13990

A. Full Title of the plan and the address of the plan, if different from that of the issuer named below:

LANDAMERICA FINANCIAL GROUP, INC.
SAVINGS AND STOCK OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LANDAMERICA FINANCIAL GROUP, INC.
101 GATEWAY CENTRE PARKWAY
RICHMOND, VIRGINIA 23235-5153

Exhibit Index located at page 18.

19 total pages

LandAmerica Financial Group, Inc.
Savings and Stock Ownership Plan

Financial Statements and Supplemental Schedule

Years ended December 31, 2002 and 2001 with Report of Independent Auditors

0303-0410268-RIC

LandAmerica Financial Group, Inc. Savings and Stock Ownership Plan

Financial Statements and Supplemental Schedule

Years ended December 31, 2002 and 2001

Contents

Report of Independent Auditors

Employee Benefits Committee
LandAmerica Financial Group, Inc.

We have audited the accompanying statements of net assets available for benefits of the LandAmerica Financial Group, Inc. Savings and Stock Ownership Plan (the Plan) as of December 31, 2002 and 2001 and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 2002 is presented for purposes of additional analyses and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

Ernst & Young LLP

Richmond, Virginia
June 6, 2003

LandAmerica Financial Group, Inc. Savings and Stock Ownership Plan

Statement of Net Assets Available for Benefits

	December 31	
	2002	**2001**
Assets		
Investments	**$ 214,302,888**	$ 202,755,691
Receivables:		
Employer contributions (net of forfeitures)	**3,314,101**	1,547,058
Participant contributions	**826,474**	771,987
Other	–	121,883
Total receivables	**4,140,575**	2,440,928
Total assets	**218,443,463**	205,196,619
Liabilities		
Contributions refundable:		
Participants	–	561,650
Employer	–	50,730
Total contributions refundable	–	612,380
Accrued fees payable	–	26,200
Total liabilities	–	638,580
Net assets available for benefits	**$ 218,443,463**	$ 204,558,039

See accompanying notes.

LandAmerica Financial Group, Inc. Savings and Stock Ownership Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2002

Investment income:	
Net depreciation in fair value of investments	$ (8,103,881)
Investment income	5,835,253
Transfers	509,617
Other	1,811
	(1,757,200)
Contributions:	
Participants	22,646,416
Employer, net of forfeitures	9,931,053
	32,577,469
	30,820,269
Deductions:	
Benefits paid to participants	16,785,069
Administrative expenses	148,132
Other	1,644
	16,934,845
Net increase	13,885,424
Net assets available for benefits:	
Beginning of year	204,558,039
End of year	$ 218,443,463

See accompanying notes.

LandAmerica Financial Group, Inc. Savings and Stock Ownership Plan

Notes to Financial Statements

December 31, 2002 and 2001

1. Description of the Plan

The Plan is a defined contribution plan covering salaried employees of LandAmerica Financial Group, Inc. (the Company), who have completed 30 days of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The following description of the Plan provides only general information. For a more complete description of the Plan's provisions, copies of the Summary Plan Description are available on the Sponsor's website and from the Sponsor's Human Resources Department.

Contributions

Participants may contribute up to 25% of pretax and after-tax annual compensation as defined in the Plan. Prior to April 1, 2002, participants could contribute up to 15% of pretax and after-tax annual compensation.

Also, employees age 50 or older beginning in 2002 could make catch-up contributions. This group of employees could defer an additional $1,000 in 2002 and may increase the additional contribution by $1,000 each year to a maximum of $5,000 in 2006.

Each year, the Company's discretionary matching contributions are determined by the board of directors of the Parent. The discretionary match for the 2002 Plan year was 50% of the next 3% of a participant's compensation over the first 3% contributed to the Plan. Beginning July 1, 2002, the Company discretionary match is no longer made in Company stock. The Company also makes non-discretionary matching contributions equal to 80% of the employee contributions not to exceed 3% of the participant's compensation.

Participant Accounts

Each participant's account is credited with the participant's contributions and an allocation of (a) the Company's contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce Company contributions. The balance of forfeited accounts as of December 31, 2002 was $243,952. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

1. Description of the Plan (continued)

Vesting

Participants are immediately 100% vested in their contributions, plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of service. A participant is 100% vested after six years of service.

Investment Options

Upon enrollment, participants may direct employee contributions in 1% increments in any of the following eleven investment options:

LandAmerica Financial Group, Inc. Common Stock – Monies held by this investment fund are invested in common stock of the Company.

Davis New York Venture Fund – Monies held by this fund are invested primarily in common stocks with the objective of long-term capital appreciation.

Alger Small Cap Institutional Portfolio – Monies held by this fund are invested in common stocks with the objective of long-term capital appreciation.

ING International Value Fund – Monies held by this fund are invested in a portfolio composed of foreign common stocks with the goal of achieving long-term capital appreciation.

Oppenheimer International Growth Fund – The Fund seeks capital appreciation by investing in foreign common and preferred stocks of "growth-type" companies located in at least three different countries other than the U.S.

Merrill Lynch Global Allocation Fund, Inc. – Monies held by this fund are invested in U.S. and foreign equity, debt and money market instruments with the objective of high total return.

Oppenheimer Capital Appreciation Fund – The Fund seeks capital appreciation by investing mainly in common stocks of "growth companies." These may be newer companies or established companies of any capitalization range.

Merrill Lynch Retirement Preservation Trust Fund – Monies held by this fund are invested primarily in synthetic guaranteed insurance contracts or other insurance contracts at various banks and insurance companies.

1. Description of the Plan (continued)

Investment Options (continued)

Merrill Lynch Basic Value Fund, Inc. – Monies held by this fund are invested in equity securities with the primary objective of capital appreciation and, secondarily, current income generation.

Merrill Lynch Equity Index Trust – Monies held by this fund are invested in the common stocks comprising the Standard & Poor's 500 Composite Stock Price Index.

PIMCO Total Return Fund – Monies held by this fund are invested primarily in an intermediate term portfolio of investment grade securities with the goal of achieving maximum returns while maintaining capital preservation.

Participants may change their investment options daily.

Participant Loans

Participants who have a vested account balance of at least $1,000 may borrow from their fund accounts a minimum of $500 up to a maximum of the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the prime rate at the end of the previous quarter plus 2%. Interest rates average approximately 8.7%. Principal and interest are paid ratably through monthly payroll deductions.

Payment of Benefits

On termination of service, a participant generally may elect to receive a lump-sum amount equal to the vested value of his or her account, or defer payment if participant's balance is over $5,000. Prior to May 16, 2002, participants could elect to receive installment payments from his or her account.

Reclassifications

Certain 2001 amounts have been reclassified to conform to the 2002 presentation.

2. Summary of Accounting Policies

Investment Valuation and Income Recognition

Marketable securities are stated at fair value based upon quoted market prices obtained by the Trustee from national security exchanges. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at the valuation date. LandAmerica Financial Group, Inc.'s stock is valued at its quoted market price. Participant loans are valued at their outstanding balances, which approximate fair value.

Assets underlying the Merrill Lynch Retirement Preservation Trust Fund are primarily guaranteed investment contracts. These contracts are valued at contract values which approximate fair value. Contract value represents contributions made under the contract, plus interest at the contract rate, less Plan withdrawals.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

Investments that represent 5% or more of the Plan's net assets are as follows:

	December 31	
	2002	**2001**
LandAmerica Financial Group, Inc. Common Stock, 1,581,281 and 1,670,311 shares, respectively	**$ 56,498,640**	$ 48,124,138*
Davis New York Venture Fund, 1,376,918 and 1,423,031 shares, respectively	**28,832,654**	36,187,678
Oppenheimer Capital Appreciation Fund, 0 and 259,413 shares, respectively	–	10,521,777
Merrill Lynch Basic Value Fund, Inc., 855,088 and 783,170 shares, respectively	**19,974,850**	22,931,216
Merrill Lynch Retirement Preservation Trust Fund	**48,686,298**	38,702,872
PIMCO Total Return Fund, 1,490,652 shares	**15,905,256**	–

*Nonparticipant-directed

During 2002, the Plan's investments (including gains and losses on investments purchased, sold as well as held during the year) depreciated in value as follows:

	Net Realized and Unrealized Appreciation (Depreciation) in Fair Value of Investments
Common stock	$ 11,519,971
Common/collective trusts	(1,910,596)
Mutual funds	(17,713,256)
	$ (8,103,881)

4. Nonparticipant-Directed Investments

Beginning July 1, 2002, the Company discretionary match is no longer made in Company stock. Any match funds held in either LandAmerica, Universal or Reliance stock were diversified based on the participant's investment options. Total non-participant directed investments in common stock at July 1, 2002 and December 31, 2001 was $57,663,537 and $50,182,431, respectively.

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

6. Reliance Group Holdings, Inc. (RGH) Common Stock Fund

As of July 1, 2002, the Plan liquidated the RGH common stock fund with the proceeds allocated to the Merrill Lynch Retirement Preservation Trust Fund on behalf of the participants. This fund consisted of common stock of RGH, the former parent of Commonwealth and Transnation. At December 31, 2001, the market value per share of RGH common stock was $.003. On June 11, 2001, RGH filed for relief under Chapter 11 of the United States Bankruptcy code.

7. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated October 11, 1994, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

8. Party-in-Interest Transactions

Participants may direct the Trustee as to the voting of the LandAmerica Financial Group, Inc. stock credited to his or her account.

Administrative expenses paid by the Company for the operation and maintenance of the Plan for the year ended December 31, 2002 amounted to $37,106.

9. Distributions Payable to Withdrawn Participants

Amounts related to participants who had withdrawn from participation in the earnings and operations of the Plan as of the Plan year end but for which disbursement had not been made were approximately $261,663 and $42,375 as of December 31, 2002 and 2001, respectively. Such amounts are required to be reported as liabilities on the prescribed financial statements of Form 5500 and, accordingly, will be a reconciling item between the net assets available for benefits as reported in the financial statements of Form 5500 and the accompanying financial statements.

10. Subsequent Events

On June 5, 2003, the Plan received a determination letter from the Internal Revenue Service covering amendments executed on December 13, 2001 and December 31, 2000, respectively, stating that the Plan is qualified under Section 401(a) of the Code. As discussed in Note 1, subsequent to December 31, 2001, the Plan was amended. A determination letter for the Plan as amended in 2002 will be requested. The Plan sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Beginning July 1, 2003, the investment options listed below will be eliminated and four new investment options will be added. All money remaining in the eliminated funds will be transferred to the replacement funds as show below:

Funds to be Eliminated	Replacement Funds
Alger Small Cap Institutional Portfolio	AIM Small Cap Growth
Merrill Lynch Basic Value Fund, Inc.	Washington Mutual Investors Fund
Merrill Lynch Global Allocation Fund, Inc.	Merrill Lynch Equity Index Trust*
Oppenheimer Capital Appreciation Fund	The Growth Fund of America
Oppenheimer International Growth Fund	ING International Value Fund*

**Existing fund.*

Supplemental Schedule

LandAmerica Financial Group, Inc. Savings and Stock Ownership Plan

Employer Identification No. 541589611
Plan No. 002

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

As of December 31, 2002

	Cost	Fair Value
LandAmerica Financial Group, Inc. Common Stock		
LandAmerica Financial Group Common Stock, 1,581,281 shares	$ **41,049,667**	$ 56,498,640
UC Common Stock Fund		
Universal Corporation Common Stock, 56,165 shares	**819,835**	2,075,860
Davis New York Venture Fund		
Davis New York Venture Fund, 1,376,918 shares	**32,669,094**	28,832,654
ML Global Allocation Fund, Inc.		
ML Global Allocation Fund, 812,215 shares	**10,995,230**	9,283,614
Oppenheimer Capital Appreciation Fund		
Oppenheimer Capital Appreciation Fund, 309,416 shares	**12,012,988**	9,254,631
ML Retirement Preservation Trust Fund*		
ML Retirement Preservation Fund, N.A.	**48,686,298**	48,686,298
ML Basic Value Fund, Inc.		
ML Basic Value Fund, 855,088 shares	**29,276,612**	19,974,850
ML Equity Index Trust*		
ML Equity Index Fund 115,217 shares	**9,316,004**	7,218,320
PIMCO Total Return Fund		
PIMCO Total Return Fund, 1,490,652 shares	**15,773,300**	15,905,256
ING International Value Fund		
ING International Value Fund, 520,198 shares	**7,484,484**	5,352,837
Alger Small Cap Retirement Fund		
Alger Small Cap Retirement Fund, 289,487 shares	**5,007,497**	3,172,780
Oppenheimer International Growth Fund		
Oppenheimer International Growth Fund, 116,682 shares	**1,787,136**	1,274,163
Loans to Participants	**6,772,985**	6,772,985
Total Investment Assets	$ **221,651,130**	$ 214,302,888

** common/collective trusts*

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LandAmerica Financial Group, Inc.
Savings and Stock Ownership Plan

Date: June 27, 2003

By: LandAmerica Financial Group, Inc., Plan Administrator

By: 

Ross W. Dorneman,
Executive Vice President--
Human Resources

CERTIFICATION

I, Ross W. Dorneman, Executive Vice President—Human Resources, hereby certify that, based on my knowledge:

1. The Annual Report of the LandAmerica Financial Group, Inc. Savings and Stock Ownership Plan (the "Plan") on Form 11-K for the period ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), fully complies with the requirements of section 15(d) of the Securities Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

June 27, 2003



Ross W. Dorneman
Executive Vice President, Human Resources
LandAmerica Financial Group, Inc.

EXHIBIT INDEX

TO
FORM 11-K FOR
THE LANDAMERICA FINANCIAL GROUP, INC.
SAVINGS AND STOCK OWNERSHIP PLAN

Exhibit Number	Description of Exhibit
23	Consent of Ernst & Young LLP, independent auditors, dated June 25, 2003
99	Certification pursuant to Section 906 of the Sarbanes Oxley Act of 2002

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statements (Forms S-8 Nos. 333-92366, 333-92354, 333-50004, 333-37996, 333-89959, 333-89955, 333-59055, 33-49624, 33-43811, and Form S-3 No. 333-9995) pertaining to the LandAmerica Financial Group, Inc. Savings and Stock Ownership Plan of our report dated June 6, 2003, with respect to the financial statements and schedules of the LandAmerica Financial Group, Inc. Savings and Stock Ownership Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2002.

Ernst & Young LLP

Ernst & Young LLP

Richmond, Virginia
June 25, 2003